December 11, 2008

David Dugas
Chief Executive Officer
ESP Resources, Inc.
P.O. Box 53846
Lafayette, LA 70505

Dear Mr. Dugas:

As you know, Pantera Petroleum, Inc. (“Pantera”) has a strong interest in acquiring ESP Resources, Inc. (“ESP”) The purpose of this letter of intent is to set forth the basic terms and conditions of such a transaction (the “Acquisition”), not to cover all issues related to the Acquisition.

As quickly as reasonably possible from the date hereof, Pantera will undergo a restructuring of its common stock and the parties will enter into a definitive agreement with respect to the Acquisition (the “Share Exchange Agreement”), more fully described below.

Pantera currently has approximately 91,445,655 shares issued and outstanding. The restructuring of Pantera will consist of a 20:1 reverse split. Following the reverse split, Pantera will have approximately 4,572,283 shares issued and outstanding.

Immediately following the recapitalization of the common shares of Pantera through the reverse split, the parties will enter into a Share Exchange Agreement whereby Pantera will issue ESP (or the shareholders of ESP) a total of approximately 5,427,717 shares of common stock of Pantera in exchange for 100% of the ownership of ESP.

As a condition of the Share Exchange Agreement, ESP will be allowed to appoint all officers and a majority of the directors to serve on the board of directors of the corporation post-Acquisition.

The Share Exchange Agreement will contain typical representations and warranties from each of the parties hereto for a transaction of this type.

It is anticipated that the closing of the Acquisition would occur is quickly after the execution of the Share Exchange Agreement as possible.

I look forward to your thoughts regarding this letter at your earliest convenience. Please do not hesitate to call me directly at (512) 391-3868.

Very truly yours,

/s/ Chris Metcalf

 Chris Metcalf, CEO

Accepted and Agreed: ESP Resources, Inc.

/s/ David Dugas
Name:	David Dugas
Title:	CEO